LEAD INVESTOR

Andrew Rahn

I have known and worked with the founders of KaaS for over thirteen years. Robert and BW have always been motivated by the highest ideals. Their dedication and tenacity is unsurpassed. The concept of KaaS is to provide a way to actually change behavior! And this isn't just another claim, but is proven with a long and successful track record. The software has been collaboratively created over years to become the elegant solution that it is today. I see KaaS as a solution that many large industries as well as smaller companies are hungering for. The time is right for this to be introduced to the business world...and on a large scale.

Invested $50,000 this round & $300,000 previously